FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X       Form 40-F

28 August 2026

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES
AND ADMISSION TO TRADING

On 28 August 2026, HSBC Holdings plc issued CNY2,500,000,000 1.950% Fixed Rate Notes due 2030 (ISIN: HK0001325320, CMU Instrument Number: HSBCFN26113) and CNY1,500,000,000 2.300% Fixed Rate Notes due 2034 (ISIN: HK0001325338, CMU Instrument Number: HSBCFN26114) (together, the 'Notes') under its Debt Issuance Programme (the 'Programme').

In accordance with PRM 1.5.2R and PRM 1.5.3R of the Financial Conduct Authority's ('FCA') Handbook Prospectus Rules: Admission to Trading on a Regulated Market sourcebook, HSBC Holdings plc notifies the market that the Notes have been listed on the Official List of the FCA and admitted to trading on the Main Market of the London Stock Exchange plc as follows:

Issuer name:	HSBC Holdings plc
Issuer LEI:	MLU0ZO3ML4LN2LL2TL39
Regulated market on which the securities have been admitted to trading:	Main Market of the London Stock Exchange plc
Name, type and ISIN of the securities and number of securities admitted to trading:
CNY2,500,000,000 1.950% Fixed Rate Notes due 2030 (ISIN: HK0001325320,CMU Instrument Number: HSBCFN26113)

CNY1,500,000,000 2.300% Fixed Rate Notes due 2034 (ISIN: HK0001325338,CMU Instrument Number: HSBCFN26114)

Date of admission to trading:	28 August 2026
Date of prospectus relating to the securities:
The drawdown prospectus relating to the Notes dated 24 August 2026 (the 'Drawdown Prospectus') is available for viewing at www.hsbc.com (follow links to 'Investors', 'Fixed income investors' and 'Final terms and supplements').

The base prospectus relating to the Programme dated 30 March 2026, as supplemented by the supplements thereto dated 5 May 2026 and 4 August 2026, which are incorporated by reference into the Drawdown Prospectus, are available for viewing at www.hsbc.com (follow links to 'Investors', 'Fixed income investors' and 'Issuance Programmes').

Investor enquiries to:
Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com
Media enquiries to:
Press Office	+44 (0) 20 7991 8096	pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,438bn at 30 June 2026, HSBC is one of the world's largest banking and financial services organisations.

DISCLAIMER - INTENDED ADDRESSEES

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 28 August 2026